Exhibit 99.1

AirMedia to Hold 2009 Annual General Meeting on December 9, 2009

Beijing, November 2, 2009 – AirMedia Group Inc. (NASDAQ: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that it will hold its 2009 annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong, on December 9, 2009 at 10:00 a.m., local time. Holders of record of ordinary shares of the company at the close of business on November 5, 2009 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank N.A..

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the company’s website at http://ir.airmedia.net.cn. AirMedia has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission. AirMedia’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the company’s annual report, free of charge, by contacting Raymond Huang, Investor Relations Director, 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, People’s Republic of China, telephone: + 86 (10) 8460-8678, Fax: + 86 (10) 8460-8658, email: ir@airmedia.net.cn.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital TV screens in 40 major airports, including 29 all of the 30 largest airports in China. AirMedia also operates digital frames in 30 major airports. In addition, AirMedia sells advertisements on the routes operated by 9 airlines, including the three largest airlines in China. In select major airports, AirMedia also operates traditional media platforms, such as billboards, light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China until the end of 2014. AirMedia plans to install its advertising platforms in at least 3,500 service stations in major cities throughout China by the end of 2011, and in at least 8,000 service stations by the end of 2014.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Investor Contact:
Raymond Huang

Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net

Cynthia He
Brunswick Group
Tel: +86-10-6566-2256
Email: che@brunswickgroup.com